Mail Stop 4720
                                                            July 20, 2018

Thomas W. Casey
Chief Financial Officer
LendingClub Corporation
71 Stevenson Street, Suite 1000
San Francisco, CA 94105

       Re:     LendingClub Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 22, 2018
               File No. 001-36771

Dear Mr. Casey:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 1. Business

1. We note your disclosure on page 94 that during the fourth quarter of 2017, the Company disaggregated "Loans" on the Consolidated Balance Sheets to separately present "Loans held for investment" and "Loans held for investment by the Company." Additionally, the
   Company separately presented "Loans held for sale by the Company" from "Loans held for sale." Please tell us and revise future filings to more clearly compare and contrast the loans presented as "Loans held for investment at fair value," "Loans held for investment by the
   Company at fair value" and "Loans held for sale by the Company at fair value." Your discussion should discuss the key underlying economic or business reasons for each presentation to allow an investor to better understand the fundamental differences between these different loan categories. To the extent these amounts are material, please separately quantify each type of loan included in each line item.
 Thomas W. Casey
LendingClub Corporation
July 20, 2018
Page 2

Investors   Securitizations, page 7

2. Please provide us and revise future filings to include an enhanced discussion regarding your securitization activities. Your discussion should include, but not be limited to, highlighting the key differences between your new securitization activities and your other structured finance and asset-backed financing options as well as discussing the significance of being able to self-sponsor a securitization.

Investors   Club Certificates, page 7

3. Please provide us and revise your disclosure in future filings to include an enhanced discussion explaining what each CLUB Certificate represents. Compare and contrast the product features of a CLUB Certificate to your securitizations, which typically offer credit cushions through tranching and excess collateral, noting, if true, that a certificate carries no protections other than representations and warranties of the loan originator. Also, enhance your disclosure to expand on the benefits of carrying a CUSIP number.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Gain (Loss) on Sales of Loans, page 55

4. We note your disclosure that the increase in the gain on sales of loans in 2017 was due to gains on sales of loans related to your self-sponsored securitization transactions. We also note disclosure on page 130 that appears to indicate that your self-sponsored securitization activities are on-balance sheet. Please provide us all the facts and circumstances related to the recognition of the gain from your self-sponsored securitization transactions and explain to us how the gain was measured. Please revise future filings to provide additional information as necessary.

Consolidated Financial Statements

Consolidated Balance Sheets, page 87

5. We note that you present notes, certificates and secured borrowings at fair value as a single line item. Please revise future filings to present separately in the balance sheet, or in a note thereto, the components included in notes, certificates and secured borrowings. Please refer to ASC 210-10-S99.22.
 Thomas W. Casey
LendingClub Corporation
July 20, 2018
Page 3

Notes to Consolidated Financial Statements

Note 5. Loans Held for Investment, Loans Held for Sale, Notes, Certificates and Secured
Borrowings, page 109

6. We note your disclosure on page 109 that there were no associated notes, certificates or secured borrowings for "loans invested in by the Company." We also note your disclosure on page 130 that secured borrowings of $232.4 million was secured by a principal balance of
   $242.7 million included in "loans held for investment by the Company." Please explain to us this apparent contradiction and revise your disclosure in future filings as necessary.

7. We note your disclosure on page 110 that the net change in fair value recorded in earnings on
   "loans invested in by the Company" was ($25.8) million during the year ended December 31,
   2017. We also note your disclosure on page 109 that the net fair value adjustments for "loans invested in by the Company" totaled ($16.6) million. Please tell us and revise your disclosure in future filings to clearly explain the difference between these amounts.

Note 6. Securitizations and Variable Interest Entities, page 111

8. We note your disclosure on page 130 in the 2nd paragraph in the "Payable to Securitization
   Note and Residual Certificate Holders" section that appears to indicate that the self-
   sponsored securitization trust is a VIE that you consolidate because you are the primary beneficiary. We also note your disclosure on pages 112 and 113 that discusses securitization
   VIE's that are and are not consolidated. Please tell us and revise future filings to provide additional information to more clearly compare and contrast the nature and type of securitization activities that are or are not consolidated.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202)
551-3437 with any questions.


                                                            Sincerely,

                                                            /s/ Michael Volley

                                                            Michael Volley
                                                            Staff Accountant
                                                            Office of Financial
Services